Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
KIBALI MAINTAINS TARGET FOR COMMISSIONING IN Q4 2013
Kibali, DRC, 4 October 2011 - The giant Kibali gold project is targeting to commission its gold processing facility in the fourth quarter of 2013, almost two years earlier than originally intended, Randgold Resources’ chief executive Mark Bristow said here today. Randgold (LSE:RRS / Nasdaq:GOLD), which is developing the project and will operate the mine, owns 45% of Kibali with AngloGold Ashanti (JSE:ANG / NYSE:AU / ASX:AGG / LSE:AGD / GhSE:AGA/AAD) holding another 45% and the DRC parastatal SOKIMO 10%.
Bristow said that since acquiring Kibali — then known as Moto — almost exactly two years ago, Randgold had moved rapidly to optimise and advance the project, which is expected to become one of the largest gold mines in Africa. This rate of progress, he said, would not have been possible without the support and cooperation of all stakeholders, notably the central and regional governments, the local communities and its partners, AngloGold Ashanti and SOKIMO.
“Their enthusiastic participation shows the impact of Randgold’s partnership philosophy, which is designed to ensure that the value created by its operations are shared by all their stakeholders,” he said.
Bristow noted that over the past two years Randgold had achieved all its initial objectives for Kibali and was now proceeding to the construction phase. Among the milestones marking this period were:
•	The updating and optimisation of the original feasibility study, which resulted in a doubling of the reserve to some 10 million ounces.
•	The completion of the public consultation process and the community’s consequent buy-in for the relocation programme.
•	The construction of a new model town, Kokiza, in which 400 families from the first of the 14 affected villages have already been resettled.
•	The completion of the 178 kilometre road from Doko to Aru, which links Kibali to international ports, and other regional and access roads totalling 500 kilometres.
•	The renewal of the mining licences, and the acquisition of four hydropower licences which will form the basis for an affordable power supply.
•	The finalisation of mining and processing strategies, with contractor tenders already being adjudicated and all significant long-lead items secured.
•	The creation of some 1 500 jobs and the promotion of local cottage industries for the supply of materials and the construction of housing.
“Together with our partners, we are expecting to invest around US$1.4 billion, in addition to the acquisition costs, in the development of this project. As we continue to advance our understanding of its geology, we can clearly see that, large as Kibali already is, it still has enormous and as yet undefined potential for more. With the continued commitment of all stakeholders, we are confident that it will grow into a mine that is profitably sustainable over a long life, enhancing the welfare of the north eastern DRC,” Bristow said.
ENQUIRIES:

Mark Bristow	Willem Jacobs
Kibali chairman & Randgold Resources CEO	Randgold GM operations Central & East Africa
+223 6675 0122/+44 788 071 1386	+27 72 614 4053/+27 82 905 6797
Louis Watum	Kathy du Plessis
GM Kibali Goldmines	Randgold investor & media relations
+243 994 035 464/+256 782 239 767	+44 20 7557 7738
randgoldresources@dpapr.com
Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to operating the Tongon mine in Côte d’Ivoire, the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’), including in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.